Royalty Purchase Agreement

THIS AGREEMENT is made as of February 22, 2005.

BETWEEN:

Hecla Mining Company and Hecla Mining Company of Canada Ltd.

(collectively the “Vendor”);

AND

International Royalty Corporation

(the “Purchaser”).

WHEREAS:

A.

The Vendor owns the Royalties;

B.

The Vendor wishes to sell, and the Purchaser wishes to purchase, the Royalties on the terms and conditions set forth in this Agreement; and

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the premises and of the covenants, agreements, representations and warranties set out below, the parties covenant and agree as follows:

1.

Interpretation

1.1

Definitions

In this Agreement, unless there is something in the subject matter or context inconsistent therewith or unless otherwise specifically provided:

(a)

“Affiliate” with respect to a corporation means another corporation which is affiliated with the first mentioned corporation within the meaning thereof in the Corporations Act;

(b)

“Alto Dorado Royalty” means the Royalty pursuant to the Royalty Agreement as identified in Schedule A;

(c)

“Agreement” means this Agreement, including its recitals and schedules, as amended and supplemented;

(d)

“Books and Records” means all files, ledgers and correspondence, reports, texts, notes, engineering, environmental and feasibility studies, data, specifications, memoranda, invoices, receipts, accounts, accounting records and books, financial statements, financial working papers and all other records and documents of any nature or kind whatsoever, including, without limitation, those recorded, stored, maintained, operated, held or otherwise wholly or partly dependent on discs, tapes and other means of storage including, without limitation, any electronic, magnetic, mechanical, photographic or optical process, whether computerized or not (and all software, passwords and other information and means of or for access thereto), belonging to the Vendor and relating to the Royalties;

(e)

“Business Day” means any day other than a Saturday, Sunday or any statutory holiday in British Columbia, Ontario or the United States;

(f)

“Charter Documents” means articles, articles of incorporation, notice of articles, memoranda, bylaws or any similar constating document of a corporate entity;

(g)

“Closing” means the completion of the Transaction in accordance with Article 7;

(h)

“Closing Date” means February 22, 2005, or such other date as may be agreed upon in writing by the Vendor and the Purchaser or by their respective solicitors;

(i)

“Common Shares” means fully paid and non-assessable free trading voting common shares of the Purchaser to be issued and qualified pursuant to the Initial Public Offering;

(j)

“Consideration Shares” is defined in section 2.3;

(k)

“Contracts” means all contracts, agreements, instruments, leases, indentures, engagements, transactions and commitments, whether written or oral;

(l)

“Corporations Act” means the respective federal, provincial or state law under which a respective party is incorporated;

(m)

“Effective Time” means 12:01 a.m. on the Closing Date;

(n)

“Encumbrance” means, whether or not registered or registrable or recorded or recordable, and regardless of how created or arising:

(a)

a mortgage, assignment of receivable, lien, encumbrance, adverse claim, charge, execution, title defect, exception, right of pre-emption, privilege, security interest, hypothec or pledge, whether fixed or floating, against assets or property (whether real, personal, mixed, tangible or intangible), conditional sales contract, title retention agreement, and a subordination to any right or claim of others in respect thereof;

(b)

a claim, interest or estate against or in assets or property (whether real, personal, mixed, tangible or intangible), granted to or reserved or taken by any Person;

(c)

an option or other right to acquire, or to acquire any interest in, any assets or property (whether real, personal, mixed, tangible or intangible);

(d)

any other encumbrance of whatsoever nature and kind against assets or property (whether real, personal, mixed, tangible or intangible); and

(e)

any agreement to create, or right capable of becoming, any of the foregoing;

(o)

“Governmental Authority” means any federal, provincial, state, municipal, county or regional government or governmental or regulatory authority, domestic or foreign, and includes any department, commission, bureau, board, administrative agency or regulatory body of any of the foregoing;

(p)

“Indemnified Party” has the meaning given to it in section 9.3;

(q)

“Indemnifier” has the meaning given to it in section 9.3;

(r)

“Indemnity Claim” has the meaning given to it in section 9.3;

(s)

“Initial Public Offering” means the initial public offering of the Common Shares in the Qualifying Jurisdictions to which the Prospectus refers;

(t)

“Law” means any statute, regulation, bylaw, order, ruling, decision, arbitration award, judgment, decree or law;

(u)

“Operator” means the respective current owner of or holder of the mining rights to the property to which a respective Royalty is related;

(v)

“Other Royalties” means the Royalties not inclusive of the Alto Dorado Royalty;

(w)

“Permits” means all permits, licences, certificates, registrations, consents, authorizations, approvals, privileges, waivers, exemptions, orders, certificates, rulings, agreements and other concessions from, of or with any Governmental Authority which are material to a Royalty;

(x)

“Person” means an individual, legal personal representative, corporation, body corporate, firm, partnership, trust, trustee, syndicate, joint venture, unincorporated organization or Governmental Authority;

(y)

“Pre-Emptive Rights” means those rights which limit, potentially terminate or amend or otherwise affect the Royalties as set out in Schedule B;

(z)

“Prime Rate” means the floating annual rate of interest established and recorded as such from time to time by the Bank of Montreal as a reference rate then in effect for determining the interest rate it shall charge on Canadian dollar commercial loans in Canada;

(aa)

“Proceeding” means any action, claim, demand, lawsuit, assessment, arbitration, judgment, award, decree, order, injunction, prosecution and investigation, or other similar proceeding;

(bb)

“Prospectus” means the final Prospectus of the Purchaser pertaining to the Initial  Public Offering, filed February 3, 2005;

(cc)

“Purchase Price” means the purchase price for the Royalties, as set out in section 2.2;

(dd)

“Purchaser” means International Royalty Corporation or its permitted assignee;

(ee)

“Qualifying Jurisdictions” means all the Provinces of Canada and such other jurisdictions as determined by the Purchaser and its underwriters;

(ff)

“Registrar” means the governmental official designated as such or having a role as such pursuant to the Corporations Act;

(gg)

“Regulatory Approvals” means such regulatory approvals and acceptances, including such approvals from the Toronto Stock Exchange and securities regulatory authorities in the Qualifying Jurisdictions as may be necessary for the IPO and the Transaction;

(hh)

“Royalties” means all rights, title and interest of the Vendor in firstly, the various royalties conferred by the Royalty Agreements and secondly, the Royalty Agreements;

(ii)

“Royalty Agreements” means those agreements that have created the Royalties in the projects listed in Schedule A;

(jj)

“Royalty Assignment Agreement” means an agreement substantially in the form as the attached Schedule C;

(kk)

“Third Party” has the meaning given to it in section 9.3(a);

(ll)

“Transaction” means the transaction of purchase and sale contemplated by this Agreement;

(mm)

“Vendor” means Hecla Mining Company and its affiliates identified in Schedule A.

1.2

Gender, Number and Other Terms

In this Agreement, unless the context otherwise requires, words importing the singular include the plural and vice versa, words importing gender include all genders, “or” is not exclusive and “including” is not limiting, whether or not non-limiting language (such as “without limitation”) is used with reference thereto.

1.3

Headings and Table of Contents

The inclusion of headings and a table of contents in this Agreement is for convenience only and shall not affect the construction or interpretation of this Agreement.

1.4

Statutes

Unless otherwise stated, any reference to a statute includes and is a reference to such statute and to the regulations made pursuant to it, with all amendments thereto and in force from time to time, and to any statute or regulations that may be passed which supplement or supersede such statute or such regulations.

1.5

No Contra Preferentum

The language in all parts of this Agreement shall in all cases be construed as a whole and neither strictly for nor strictly against any of the parties to this Agreement.

1.6

Currency

Except where otherwise expressly provided, all monetary amounts in this Agreement are stated and shall be paid in U. S. currency.

1.7

Governing Law and Attornment

This Agreement shall be governed by and construed in accordance with the law of the state of Idaho, USA and the laws of the state of Idaho, USA applicable therein and all disputes and claims, whether for damages, specific performance, injunction, declaration or otherwise, both at law and equity, arising out of, or in any way connected with, this Agreement will be referred to the courts of the state of Idaho, USA and each of the parties hereby attorns to the jurisdiction of the courts of the state of Idaho, USA.

1.8

Schedules

The following are the Schedules which are attached to and form part of this Agreement:

Schedule A – Royalty Agreements
Schedule B – Pre-emptive Rights
Schedule C – Royalty Assignment Agreement
Schedule D – Direction
Cross-References

Unless otherwise stated, a reference in this Agreement to a designated article, section, subsection, paragraph or other subdivision or to a schedule is to the designated article, section, subsection, paragraph or other subdivision of, or schedule to, this Agreement.

1.9

References to Whole Agreement

Unless otherwise stated, the words “herein”, “hereof”, “hereby” and “hereunder” and other words of similar import refer to this Agreement as a whole and not to any particular article, section, subsection, paragraph or other subdivision or schedule.

2.

Purchase of Royalty

2.1

Purchase and Sale

Based on the representations and warranties contained in this Agreement, the Vendor agrees to sell, assign and transfer to the Purchaser and the Purchaser agrees to purchase from the Vendor, the Royalties, effective as of and from the Effective Time, free and clear of all Encumbrances, for the Purchase Price and in accordance with and subject to the terms and conditions set forth in this Agreement.

2.2

Purchase Price

The Purchase Price is US $550,000 and is allocated:

To the Royalties in respect to Liard/Schaft Creek and
Yellowknife Lithium as so identified in Schedule A

$50,000

To the remaining Royalties

$500,000

2.3

Payment of Purchase Price

The Purchase Price shall be paid by the Purchaser on Closing by issuance to:

Hecla Mining Company of Canada Ltd. (“Hecla Canada”)	14,415 Common Shares, allocated to the Royalties in respect to Liard/Schaft Creek and Yellowknife Lithium as so identified in Schedule A
Hecla Mining Company	144,151 Common Shares allocated to the remaining Royalties

2.4

Risk of Loss and Damage Prior to Closing

Risk of loss of the Royalties shall pass to the Purchaser at the Closing, and the Vendor shall bear all risk of loss or impairment of the Royalties until the Closing and the Purchaser shall bear all such risk of loss after the Closing.

2.5

U.S. Securities

In connection with this Agreement, the Purchaser has agreed to issue Common Shares to the Vendor.  The Vendor understands that the Common Shares have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or the securities laws of any state.  The Vendor hereby acknowledges that the offer and sale of Common Shares is being under an exemption from the registration requirements of the U.S. Securities Act, and represents and warrants as follows:

(a)

The Vendor is acquiring the Common Shares as principal for its own account, and not for the benefit of any other person and not with a view to the resale or distribution of all or any of these securities, and is incorporated in the State of Delaware and has its principal place of business in the State of Idaho;

(b)

The Vendor currently is, and at the time the Vendor executed and delivered this Agreement was, an Accredited Investor as defined in Rule 501(a) of Regulation D under the U.S. Securities Act;

(c)

The Vendor is not acquiring the Common Shares as a result of any general solicitation or general advertising (as those terms are used in Regulation D under the U.S. Securities Act), including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television, or any seminar or meeting whose attendees have been invited by general solicitation or general advertising;

(d)

The Vendor agrees that if Vendor decides to offer, sell, pledge or otherwise transfer any of the Common Shares, the Vendor will not offer, sell, pledge or otherwise transfer any of the Common Shares, directly or indirectly, except:

(a)

to the Purchaser;

(b)

outside the United States in compliance with the requirements of Rule 904 of Regulation S under the U.S. Securities Act and in compliance with applicable local laws and regulations;

(c)

in compliance with an exemption from registration under the U.S. Securities Act provided by Rule 144 thereunder, if available, and in accordance with any applicable state securities or “Blue Sky” laws; or

(d)

in a transaction that does not require registration under the U.S. Securities Act or any applicable state securities laws;

and, in the case of sub-paragraph (iii) or (iv), it has furnished to the Purchaser an opinion of counsel of recognized standing in form and substance reasonably satisfactory to the Purchaser to such effect;

(e)

the Vendor understands and acknowledges that the Common Shares are “restricted securities” as defined in Rule 144 under the U.S. Securities Act, and upon the original issuance of the certificates representing the Common Shares, and until such time as it is no longer required under applicable requirements of the U.S. Securities Act or applicable state securities laws, all certificates representing such Common Shares and all certificates issued in exchange therefor or in substitution thereof, shall bear the following legend:

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S.

SECURITIES ACT”) OR UNDER ANY STATE SECURITIES LAWS.  THESE SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT, (C) IN ACCORDANCE WITH (I) RULE 144A, IF AVAILABLE, OR (II) RULE 144, IF AVAILABLE, AND IN EACH CASE IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS, (D) IN COMPLIANCE WITH ANOTHER EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS, AND THE CORPORATION HAS RECEIVED AN OPINION OF COUNSEL IN FORM AND SUBSTANCE REASONABLY SATISFACTORY TO IT AS TO THE AVAILABILITY OF THE EXEMPTION, OR (E) UNDER AN EFFECTIVE REGISTRATION STATEMENT UNDER THE U.S. SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS.  DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.

provided that, if the Common Shares are being sold under Rule 904 of Regulation S under the U.S. Securities Act (“Regulation S”) at a time when the Purchaser is a “foreign issuer” as defined in Rule 902 of Regulation S, the legend may be removed by providing a declaration to the transfer agent for the Common Shares in form reasonably satisfactory to the Purchaser’s registrar and transfer agent and the Purchaser to the effect that the sale of the Common Shares is being made in compliance with Rule 904 of Regulation S; provided, further, that, if any such Common Shares are being sold under Rule 144 under the U.S. Securities Act and in compliance with applicable state securities laws, the legend may be removed by delivery to the registrar and transfer agent and the Purchaser of an opinion of counsel reasonably satisfactory to the registrar and transfer agent and the Purchaser to the effect that such legend is no longer required under applicable requirements of the U.S. Securities Act or state securities laws, provided, further, no such legal opinion shall be required in connection with sales made under Rule 144(K), and the legend shall be removed without such opinion;

(f)

The Vendor understands that the Purchaser is under no obligation to remain a “foreign issuer” as defined in Rule 902 of Regulation S;

(g)

The Vendor consents to the Purchaser making a notation on its records or giving instructions to any transfer agent of the Common Shares in order to implement the restrictions on transfer set forth and described herein;

(h)

The Vendor understands that acquiring, holding and disposing of the Common Shares may have tax consequences under the laws of both Canada and the United States, that the Vendor is solely responsible for determining the tax consequences applicable to the Vendor’s particular circumstances (and, in particular, that no determination has been made whether the Purchaser is or will be a “passive foreign investment company” under Section 1297 of the United States Internal Revenue Code (the “Code”) in the current year or any future year, and the Vendor acknowledges that it is the responsibility of the Vendor to determine whether the Vendor desires and is eligible to make a “qualified electing fund” election pursuant to Section 1295 of the Code for any year) and the Vendor acknowledges that the Vendor should consult its tax advisors concerning investment in the securities of the Corporation; and

(i)

The Vendor hereby undertakes to execute and deliver all such further documentation as may be required to give effect to the matters contemplated in this section 2.5, at the sole expense of Purchaser.

3.

Representations and Warranties of the Vendor

The Vendor represents and warrants to the Purchaser as follows and acknowledges that the Purchaser is relying on the following representations and warranties in connection with the Transaction:

(a)

Status:  The Vendor is a duly incorporated and validly existing company under the Corporation Act, is in good standing with respect to the filing of annual reports in the office of the Registrar, has never been struck from the register maintained by the Registrar or dissolved or liquidated and has full power and capacity to own the Royalties and to enter into, carry out the Transaction and duly observe and perform all its obligations contained in this Agreement.

(b)

Due Authorization:  The execution and delivery of this Agreement and all documents, instruments and agreements required to be executed and delivered by the Vendor pursuant to this Agreement, and the completion of the Transaction has been duly authorized by all necessary corporate action on the part of the Vendor, and this Agreement has been duly executed and delivered by the Vendor and constitutes a legal, valid and binding obligation of the Vendor enforceable in accordance with its terms, except as may be limited by bankruptcy, insolvency, liquidation, reorganization, reconstruction and other similar laws of general application affecting the enforceability of remedies and rights of creditors and except that equitable remedies such as specific performance and injunction are in the discretion of a court.

(c)

Ownership:  To the best of its knowledge, the Vendor is the beneficial owner of, and has good and marketable title to, the Alto Dorado Royalty free and clear of all Encumbrances and, to the best of its knowledge, is the beneficial owner of, and has good marketable title to, the Other Royalties free and clear of all Encumbrances.

(d)

Rights to Royalty:  To the best of its knowledge, the Vendor has the exclusive right to own the Alto Dorado Royalty subject to the Pre-emptive Rights and, to the best of its knowledge, Vendor has the exclusive right to own the Other Royalties.

(e)

No Rights to Royalty:  To the best of Vendor’s knowledge, other than the Pre-emptive Rights, there is no agreement, Contract, option, commitment or other right in favor of, or held by, any Person other than the Purchaser to acquire the Alto Dorado Royalty or any portion thereof and, to the best of its knowledge, there is no agreement, contract, option, commitment or other right in favor of, or held by, any Person other than the Purchaser to acquire any of the Other Royalties or any parts hereof.

(f)

Royalty Assignable:  To the best of Vendor’s knowledge, subject to the Pre-emptive Rights, the Alto Dorado Royalty is freely assignable to the Purchaser and, to the best of the Vendor’s knowledge, the Other Royalties are freely assignable to the Purchaser.

(g)

Books and Records:  The Books and Records fairly and correctly set out and disclose in all material respects all material financial transactions of the Vendor relating to the Royalties, all of which are under the exclusive ownership and direct control of the Vendor (including all means of access thereto and therefrom) and the Vendor has original or true copies of all such Books and Records in its possession.

(h)

Residency:  The Vendor, with the exception of Hecla Canada, is a non-resident of Canada for the purposes of the Income Tax Act (Canada).  Hecla Canada is not a non-resident of Canada for the purposes of the Income Tax Act (Canada).

(i)

Adverse Proceedings:  To the best of the Vendor’s knowledge, there are no current, pending or threatened Proceedings of, by, against, or relating to, the Vendor or any Royalty, Permit or Royalty Agreement.  The Vendor is not aware of any basis for any other Proceeding which, if pursued, would have a significant likelihood of having a material adverse effect on any Royalty.

(j)

No Seizure:  To the best of the Vendor’s knowledge, there is no appropriation, expropriation or seizure of any Royalty that is pending or that has been threatened.

(k)

Material Contracts:  To the best of Vendor’s knowledge, Schedule A contains a complete and accurate listing and description of the Royalty Agreement, Permits and Contracts by which the Vendor is bound or under which the Vendor is entitled to any benefits pertaining to the Alto Dorado Royalty, and correct and complete copies of such Royalty Agreement, Permits and Contracts have been made available to the Purchaser, and to the best of the Vendor’s knowledge Schedule A contains a complete and accurate listing and description of all Royalty Agreements, Permits and Contracts by which the Vendor is bound or under which the Vendor is entitled to any benefits pertaining to the Other Royalties and correct and complete copies of such Royalty Agreements, Permits and Contracts have been made available to the Purchaser.

(l)

Good Standing:  The Vendor is not in breach or default of any of the terms of any Royalty Agreement or Permit and the Vendor is not aware of any breach or default of any term of any Royalty Agreement or Permit by any other party thereto, to the knowledge of the Vendor, each Royalty Agreement and Permit is in good standing and in full force and effect and no Royalty Agreement or Permit has been amended save as detailed in Schedule A.  No state of facts exists, which, after notice or lapse of time or both, would constitute a default or breach by the Vendor under any Royalty Agreement or Permit.  The Vendor has not received any notice of any default, breach or termination of any Royalty Agreement or Permit or of any fact or circumstance which will, or is likely to, result in such a default, breach or termination.

(m)

No Adverse Implications:  Other than pursuant to a Pre-emptive Right, neither the execution and delivery of this Agreement nor the completion and performance of the Transaction and obligations contemplated by or contained in this Agreement will:

(a)

give any Person the right to terminate, cancel or amend any contractual or other right of the Vendor where such termination, cancellation or removal would have an adverse effect on any Royalty;

(b)

result in the creation of any Encumbrance on any Royalty or in a breach of or a default under any agreement giving a third party security against any Royalty or in the crystallization of any floating charge on any Royalty, where any of such events could have an adverse effect on any Royalty;

(c)

result in a breach or contravention of or default under any provision of any Permit, Royalty Agreement or Law to which the Vendor is a party or by or to which the Vendor or any Royalty is bound or is subject, which could have an adverse effect on any Royalty or which could impair the legality or enforceability of this Agreement or the Transaction, or require the consent of any Person;

(d)

be contrary to any of the provisions of the Charter Documents of the Vendor; or

(e)

result in any fees, duties, taxes, assessments or other amounts relating to any Royalty becoming due or payable, other than any tax imposed pursuant to Part IX of the Excise Tax Act (Canada) payable by the Purchaser in connection with the Transaction.

(n)

Government Approvals:  There is no Permit or any other action of, or any registration, declaration, filing or notice with or to any Governmental Authority, court, board or arbitrator that is required for the execution or delivery by the

Vendor of this Agreement, or the completion or performance by the Vendor of the Transaction, or the validity or enforceability of this Agreement against the Vendor.

(o)

No Adverse Knowledge:  Except as disclosed in this Agreement, the Vendor has no information or knowledge of any fact relating to any Royalty, any Royalty Agreement, any Permit, the counter-party to any Royalty Agreement, or the Transaction which might reasonably be expected to materially and adversely affect any Royalty.

(p)

Full Disclosure.  The Vendor has disclosed to the Purchaser all facts relating to the Royalties which could be reasonably expected to be material to a Person intending to purchase the Royalties.

(q)

Material Facts.  This Agreement does not contain any untrue statement by the Vendor of a material fact nor has the Vendor omitted to state in this Agreement a material fact necessary in order to make the statements contained herein not misleading.

(r)

Enforceability.  This Agreement has been and each document to be delivered on Closing to which the Vendor is a party will on Closing be duly executed and delivered by the Vendor and this Agreement and each such Closing document to which the Vendor is a party will on Closing constitute a valid and binding obligation of the Vendor enforceable against the Vendor in accordance with its terms.

3.2

The Representations and Warranties of the Vendor set forth in Section 3.1 are subject to and limited by the Royalty Agreements and applicable Law whether now in effect or subsequently enacted.

4.

Representations and Warranties of the Purchaser

4.1

Representations and Warranties of the Purchaser

The Purchaser represents and warrants to the Vendor as follows and acknowledges that the Vendor is relying upon the following representations and warranties in connection with the Transaction:

(a)

Status:  The Purchaser is an incorporated and validly existing company under the Corporations Act, in good standing with respect to the filing of annual reports in the office of the Registrar, has never been struck from the register maintained by the Registrar or dissolved or liquidated, and has full power and capacity to enter into, carry out the Transaction, and duly observe and perform all its obligations contained in this Agreement.

(b)

Due Authorization:  The execution and delivery of this Agreement and all documents, instruments and agreements required to be executed and delivered by the Purchaser pursuant to this Agreement, and the completion of the Transaction, have been authorized by all necessary corporate action on the part of the Purchaser, and this Agreement has been duly executed and delivered by the Purchaser and constitutes a legal, valid and binding obligation of the Purchaser enforceable in accordance with its terms, except as may be limited by bankruptcy, insolvency, liquidation, reorganization, reconstruction and other similar laws of general application affecting the enforceability of remedies and rights of creditors and except that equitable remedies such as specific performance and injunction are in the discretion of a court.

(c)

Non-contravention:  Neither the execution and delivery of this Agreement nor the completion and performance of the Transaction and obligations contained in this Agreement will result in a breach of or default under, or be contrary to, any of the provisions of the Charter Documents of the Purchaser or any Encumbrance, indenture, Contract, agreement or instrument to which the Purchaser is a party or by which the Purchaser is bound.

(d)

Investment Canada:  The Purchaser is not a non-Canadian within the meaning of the Investment Canada Act (Canada).

(e)

GST Registration:  The Purchaser is a registrant for purposes of Part IX of the Excise Tax Act (Canada), and the Purchaser’s registration number is 88352 0702 RP 00001.

(f)

IPO:  The Initial Public Offering on Closing has the attributes disclosed in the Prospectus.

(g)

Reporting Issuer:  On Closing, the Purchaser shall be a reporting issuer under all applicable securities laws and policies of Ontario and British Columbia and the Consideration Shares shall be validly issued as fully paid and non-assessable common shares in the capital of the Purchaser and exempt from escrow requirements and hold periods.  Purchaser agrees to use its best efforts to remain listed on the Toronto Stock Exchange and to comply with all applicable Canadian securities laws and regulations.

(h)

Full Disclosure:  Except as precluded by applicable laws, the Purchaser has disclosed to Vendor all facts relating to the IPO and Consideration Shares, which could reasonably be expected to be material to a Person intending to purchase such Shares.

(i)

Material Facts:  This Agreement does not contain any untrue statement by the Purchaser of a material fact nor has the Purchaser omitted to state in this Agreement a material fact necessary in order to make the statement contained herein not misleading.

(j)

Enforceability:  This Agreement has been and each document to be delivered on Closing to which the Purchaser is a party will on Closing be duly executed and delivered by the Purchaser and this Agreement and each Consideration document to which the Purchaser is a party will on Closing constitute a valid and binding obligation of the Purchaser enforceable against the Purchaser in accordance with its terms.

5.

Pre-closing Matters

5.1

Operations until Closing

Except as otherwise provided in this Agreement or as otherwise agreed in writing by the Purchaser, the Vendor shall from the date of this Agreement up to the Closing:

(a)

use all reasonable efforts to preserve the Royalties;

(b)

not allow any Royalty to become subject to any Encumbrance;

(c)

not sell, lease, license, transfer or otherwise dispose of, or agree to sell, lease, license, transfer or otherwise dispose of, any Royalty;

(d)

take good care of the Royalties and take reasonable care to protect and safeguard the Royalties;

(e)

make all necessary tax, governmental and other filings necessary in respect to the Royalties in a timely fashion; and

(f)

not, without the prior written consent of the Purchaser, amend or vary any Royalty Agreement or Permit, or obtain any additional Permit in connection with any Royalty except:

(a)

renewals or replacements of any of the Permits on substantially the same terms and conditions; and

(b)

any additional Permits required so as to maintain the Royalties;

(g)

provide to the Purchaser, its employees, representatives and agents, full access during normal business hours to the Vendor’s personnel and its facilities and properties and to the Books and Records and to all, or true copies of all, title documents, Royalty Agreements, Encumbrances, Permits, Contracts and other documents relating to the Royalties, and furnish them with all such information relating to the Royalties as the Purchaser from time to time reasonably requests; it being acknowledged and agreed by the Vendor that no investigation made by the Purchaser or any of its employees, representatives or agents shall have the effect of waiving or diminishing the scope of, or otherwise affect the Purchaser’s right to rely on, any representation or warranty made by the Vendor in this Agreement or in any document, instrument or agreement delivered pursuant to this Agreement; and

(h)

use all reasonable efforts to ensure that the representations and warranties of the Vendor in this Agreement are true and correct at the Closing and that the conditions of the Purchaser in section 6.1 and the mutual conditions in section 6.3 are fulfilled at the Closing, and will inform the Purchaser promptly of any state of facts which will result in any representation or warranty of the Vendor being untrue or incorrect or in any condition of the Purchaser in section 6.1 or mutual condition in section 6.3 being unfulfilled at the Closing.

5.2

Confidentiality

The Purchaser acknowledges that certain information, materials and documentation received or observed by it pursuant to subsection 5.1(g) may be confidential.  The Purchaser shall take, and shall cause its employees, representatives and agents to take, all reasonable steps and precautions to protect and maintain the confidentiality of such information, materials and documentation; provided that the foregoing will not prevent the Purchaser from disclosing or making available to its accountants, professional advisers and bankers and other lenders, whether current or prospective, any such information, materials and documentation on a confidential basis for the purpose of carrying out the Transaction.  This clause shall terminate on Closing, provided however, that any obligation of confidentiality contained in the Royalty Agreements shall survive as provided therein.

5.3

Return of Information

If the purchase of the Royalties pursuant to this Agreement is not completed, the Purchaser shall return to the Vendor all materials, documentation, data, records, drawings and other papers and copies thereof (whether on paper or in electronic, magnetic, photographic, mechanical or optical storage) referred to in subsection 5.1(g) in the possession of the Purchaser and maintain the confidentiality of all information or knowledge obtained from the Vendor, and not use any such information or knowledge for any purpose whatsoever.

5.4

Remedies

The Purchaser acknowledges and agrees that if any of the provisions contained in sections 5.2 and 5.3 are not performed in accordance with the terms set out therein, the Vendor will be entitled to an injunction to prevent any breach of such provisions and may specifically enforce such provisions in any action instituted in any court having jurisdiction.  These specific remedies are in addition to any other remedy to which the Vendor may be entitled at law or in equity.

5.5

Consents and Reissues

The Vendor shall use all reasonable efforts to obtain, prior to the Closing Date:

(a)

all consents, approvals, releases and waivers in form and substance satisfactory to the Purchaser, acting reasonably, necessary for the assignment of the Vendor’s interests in the Royalty Agreements and the Permits to the Purchaser and the transfer of the Royalties to the Purchaser.  Without limiting the generality of the foregoing, the Vendor agrees to execute, or cause its affiliates to execute, as the case may be, a Royalty Assignment Agreement in respect of each Royalty and to use its best efforts to obtain an executed copy thereof from each respective Operator prior to and for delivery at Closing;

(b)

if applicable, the re-issue or novation of any Royalty Agreement or Permit in the name of the Purchaser, and the Vendor shall not, except as presently contemplated by the terms thereof, or except with the prior written consent of the Purchaser, agree to any amendment or variation to the terms of any Royalty Agreement or Permit in connection with, or as a condition of, such assignment or re-issue.  The Purchaser shall give to the Vendor such information and copies of such documents relating to the Purchaser which the Vendor may reasonably request in order to obtain any consent or approval, or re-issue referred to above; and

(c)

if applicable, the waiver of any third party’s Pre-emptive Rights which are appropriate to seek to be waived in the circumstances of a sale of the respective Royalty.

5.6

Consent Not Received by Closing

If a consent or approval of a third party required to permit the transfer or assignment to the Purchaser of the Vendor’s interest in any Royalty Agreement or Permit is not received on or before the Closing, and if, notwithstanding such non-receipt, the Vendor and the Purchaser proceed to complete the Transaction, the transfer or assignment of such Royalty Agreement and Permit in respect of which the required consent has not been received on or before the Closing will not be effective in each case until the applicable consent or approval has been received and such Royalty Agreement or Permit will be held by the Vendor following the Closing in trust for the benefit and exclusive use of the Purchaser.  The Vendor shall continue to use reasonable efforts to obtain the required consents and approvals and shall only make use of such Royalty Agreement and Permit in accordance with the directions of the Purchaser that do not conflict with the terms of such Royalty Agreement or Permit.

5.7

Purchaser’s Covenant

The Purchaser shall, prior to the Closing Date:

(a)

execute and deliver such assignment and assumption agreements and applications for consents in such form and content as may be reasonably required by the Vendor to obtain the consents, approvals, waivers, novations and re-issues, referred to in section 5.5; and

(b)

diligently and in good faith use its best efforts to obtain the Regulatory Approvals and to complete the Initial Public Offering prior to the Closing Date.

5.8

Vendor’s Covenant

The Vendor hereby covenants and agrees that:

(a)

prior to and after the Closing Date it, or its affiliate, as the case may be, will execute such assignment agreements and applications in such form and content as may be reasonably required by the Purchaser to give notice to the Operator and cause the Purchaser’s interest in the Royalty to be registered to the greatest extent possible under Law;

(b)

in the event that any of the “Properties” as defined in the Royalty Agreement or the tenures in respect thereof are or become vested in the name of the Vendor, then such respective Royalty and interest in the respective Royalty Agreement shall not merge with such greater interest in such respective Property or Properties;

(c)

it has all right, title and authority to disclose all information provided by the Vendor to the Purchaser in respect to the Royalty, the Royalty Agreement and the Properties, licences and tenures relative to the Royalty Agreement and upon Closing, such information shall become property of the Purchaser;

(d)

it shall promptly forward to the Purchaser any notices it receives, to and after Closing, in respect to the Royalty and the Royalty Agreement; and

(e)

it shall within a reasonable amount of time after Closing cause the Alto Dorado Royalty to be registered in the Mining Public Registry of Trujillo, Peru, to the greatest extent possible under the relevant Law, at the sole expense of Purchaser.  Purchaser agrees to reimburse Vendor in U.S. dollars within thirty (30) days after being presented with an invoice for such expenses to register the Alto Dorado Royalty.

6.

Conditions of Closing

6.1

Conditions of the Purchaser

The obligation of the Purchaser to complete the Transaction is subject to the fulfilment of the following conditions:

(a)

Representations and Warranties:  The representations and warranties of the Vendor contained in this Agreement being true and correct on and as of the Closing with the same effect as though such representations and warranties had been made as of the Closing (subject to subsection 5.1(f) if the Purchaser’s consent required thereunder has been obtained);

(b)

Covenants:  All of the covenants and obligations of the Vendor to be performed or observed on or before the Closing pursuant to this Agreement having been duly performed or observed;

(c)

Certificate of Vendor:  There having been delivered to the Purchaser a certificate of the Vendor dated the Closing Date, executed by an authorized officer or director of the Vendor, certifying that the representations and warranties made by the Vendor in this Agreement are true and correct as at the Closing (subject to subsections 5.1(f) and that all covenants and obligations to be observed or performed by the Vendor on or before the Closing pursuant to the terms of this Agreement have been duly observed and performed;

(d)

Releases:  There having been delivered to the Purchaser duly executed releases, in registrable form where applicable, of or evidence to the satisfaction of the Purchaser as to, the discharge of all Encumbrances against the Royalties;

(e)

Satisfactory Due Diligence:  The Purchaser being satisfied with the results of its due diligence investigations with respect to the Royalties;

In the event that any of the foregoing conditions are not performed or fulfilled at or before the Closing, the Purchaser may, subject to section 11.11, terminate this Agreement, in which event, subject to section 11.11, the Purchaser will be released from all obligations under this Agreement, and the Vendor will also be so released unless the Vendor was reasonably capable of causing such condition or conditions to be fulfilled or unless the Vendor has breached any of its covenants or obligations in or under this Agreement.  The foregoing conditions are for the benefit of the Purchaser only and accordingly the Purchaser will be entitled to waive compliance with any such conditions if it sees fit to do so, without prejudice to its rights and remedies at law and in equity and also without prejudice to any of its rights of termination in the event of non-performance of any other conditions in whole or in part.

6.2

Conditions of the Vendor

The obligation of the Vendor to complete the Transaction is subject to the fulfilment of each of the following conditions:

(a)

Representations and Warranties:  The representations and warranties of the Purchaser contained in this Agreement being true on and as of the Closing with the same effect as though such representations and warranties had been made as of the Closing;

(b)

Covenants:  All of the covenants and obligations of the Purchaser to be performed or observed on or before the Closing pursuant to this Agreement having been duly performed or observed;

(c)

Certificate of Purchaser:  There having been delivered to the Vendor a certificate of the Purchaser dated the Closing Date, executed by an authorized officer or director of the Purchaser, certifying that the representations and warranties made by the Purchaser in this Agreement are true and correct as at the Closing and that the covenants and obligations to be observed or performed by the Purchaser on or before the Closing pursuant to the terms of this Agreement have been duly observed and performed; and

(d)

Consideration Shares:  The Vendor’s reasonable satisfaction that the Consideration Shares shall have those attributes as disclosed in the Prospectus.

In the event that any of the foregoing conditions are not performed or fulfilled at or before the Closing, the Vendor may, subject to section 11.11, terminate this Agreement, in which event, subject to section 11.11, the Vendor will be released from all obligations under this Agreement, and the Purchaser will also be so released unless the Purchaser was reasonably capable of causing such condition or conditions to be fulfilled or unless the Purchaser has breached any of its covenants or obligations in or under this Agreement.  The foregoing conditions are for the benefit of the Vendor only and accordingly the Vendor will be entitled to waive compliance with any such conditions if it sees fit to do so, without prejudice to its rights and remedies at law and in equity and also without prejudice to any of its rights of termination in the event of non-performance of any other conditions in whole or in part.

6.3

Mutual Conditions

The obligations of the Vendor and of the Purchaser to complete the Transaction are subject to fulfilment of the following conditions:

(a)

No Orders or Proceedings:  No injunction or restraining order or other decision, ruling or order of a court or administrative tribunal of competent jurisdiction being in effect which prohibits, restrains, limits or imposes conditions on, the Transaction and no action or proceeding having been instituted or remaining pending or having been threatened before any such court or administrative tribunal to restrain, prohibit, limit or impose conditions on the Transaction; and

(b)

Obtain Consents:  The Vendor having obtained all consents, approvals, novations, reissues and waivers referred to in section 5.5 in each case in form and substance satisfactory to the Purchaser, acting reasonably, and the same having been delivered to the Purchaser.

(c)

Regulatory Approvals:  The receipt of the Regulatory Approvals; and

(d)

IPO Closing:  Completion of the Initial Public Offering.

In the event that any of the foregoing conditions is not performed or fulfilled at or before the Closing, either the Purchaser or the Vendor may, subject to section 11.11, terminate this Agreement, in which event, subject to section 11.11, the party so terminating this Agreement will be released from all obligations under this Agreement, and the Vendor, if the Purchaser is the party terminating this Agreement, and the Purchaser, if the Vendor is the party terminating this Agreement, will also be so released unless the Vendor, or the Purchaser, as the case may be, was reasonably capable of causing such condition or conditions to be fulfilled or has breached any of its covenants or obligations in or under this Agreement.

7.

Closing Transactions

7.1

Time and Place

The Closing shall take place in the offices of Fasken Martineau DuMoulin LLP at Vancouver, BC at 8:30 o’clock A.M. on the Closing Date; or at such other time and date, or both, as the Vendor and the Purchaser or their respective solicitors may agree upon.

7.2

Vendor’s Closing Documents

At the Closing, the Vendor shall deliver the following to the Purchaser:

(a)

an executed copy of this Agreement;

(b)

certified copies of either:

(i)

resolutions of the directors of the Vendor approving the completion of the Transaction; or

(ii)

certificate pursuant to Section 6.1(c) stating such director approval is not required by the Vendor’s Charter Documents;

(c)

a Direction to the Transfer Agent in the form attached as Schedule D;

(d)

a certificate of the Vendor pursuant to section 6.1(c);

All other documents, instruments, and agreements not mentioned above in this section 7.2 that are required to be executed and delivered by Vendor pursuant to this Agreement will be done within a reasonably practicable time after the Closing Date.

7.3

Purchaser’s Closing Documents

At the Closing the Purchaser shall deliver the following to the Vendor:

(a)

a share certificate representing the Consideration Shares;

(b)

certified copies of resolutions of the directors of the Purchaser approving the Transaction and the execution and delivery of this Agreement and all documents, instruments and agreements required to be executed and delivered by the Purchaser pursuant to this Agreement; and

(c)

a certificate of the Purchaser pursuant to section 6.2(c).

7.3A

Closing Arrangements

For the purposes of Closing the parties agree that:

(a)

the documents detailed in section 7.2 and section 7.3(b) and (c) may be delivered by facsimile, with originals to follow, in a timely fashion, by courier;

(b)

the document detailed in section 7.2(d) may be delivered by courier, in a timely fashion, following Closing; and

(c)

the share certificate detailed in section 7.3(a) shall be delivered pursuant to the direction detailed in section 7.2(c).

7.4

Concurrent Delivery

It shall be a condition of the Closing that all matters of payment and the execution and delivery of documents by any party to the others pursuant to the terms of this Agreement shall be concurrent requirements and that nothing will be complete at the Closing until everything required as a condition precedent to the Closing has been paid, executed and delivered, as the case may be.

7.5

Transfer of Royalty

Subject to compliance with the terms and conditions of this Agreement and section 5.6, the transfer of the Royalties to the Purchaser shall be deemed to take effect as at the Closing.

8.

Responsibility for Obligations and Liabilities

8.1

Assumption by Purchaser

On the Closing, the Purchaser shall assume and be responsible for the observance, performance and payment of all obligations and liabilities which are to be observed, performed or paid, from and after the Effective Time, under the Royalty Agreements and the Purchaser shall indemnify and save the Vendor harmless from and against any claims, demands, actions, suits, causes of action, losses, damages, costs and expenses whatsoever, including legal fees, suffered or incurred by the Vendor by reason of the failure of the Purchaser to perform or pay any of the obligations and liabilities referred to in this section 8.1 and for whom the Purchaser is responsible in this Agreement.

8.2

Vendor’s Obligations and Liabilities

The Vendor shall be responsible for the observance and performance of all obligations and payment of all liabilities relating to the Royalties other than those to be observed, performed or paid by the Purchaser as set out in this Agreement and the Vendor shall indemnify and save the Purchaser harmless from and against any claims, demands, actions, suits, causes of action, losses, damages, costs and expenses whatsoever, including legal fees, suffered or incurred by the Purchaser by reason of any failure of the Vendor to perform or satisfy any of the obligations and liabilities for which the Vendor is responsible in this Agreement.

8.3

Payment of Taxes on Sale and Transfer

The Purchaser shall be responsible for and shall pay when due any excise taxes (goods and services taxes) and similar taxes (but not income taxes of the Vendor) and any registration fees payable in respect of the sale and transfer of the Royalties to the Purchaser.

9.

Survival of Representations and Recourse

9.1

Survival

The representations, warranties, covenants and obligations of:

(a)

the Vendor in or under this Agreement and in or under any documents, instruments and agreements delivered pursuant to this Agreement; and

(b)

the Purchaser in or under this Agreement and in or under any documents, instruments and agreements delivered pursuant to this Agreement,

shall survive the Closing and shall continue in full force and effect for a period of three years from the Closing Date.

9.2

Limitation

Within the time period as specified in Section 9.1:

(a)

the Purchaser will be entitled to make a claim against the Vendor in respect of the breach of any warranty, representation, covenant or obligation of the Vendor in or under this Agreement or in or under any document, instrument or agreement delivered pursuant to this Agreement only if:

(a)

written notice of any such claim is given by or on behalf of the Purchaser to the Vendor within three years from the Closing Date; and

(b)

the aggregate amount of all such claims exceeds US$40,000;

provided that the Vendor’s liability to the Purchaser shall be for the entire aggregate amount of such claim and not only for amounts in excess of the said aggregate amount.

(b)

the Vendor will be entitled to make a claim against the Purchaser in respect of the breach of any warranty, representation, covenant or obligation of the Purchaser in or under this Agreement or in or under any document, instrument or agreement delivered pursuant to this Agreement only if:

(a)

written notice of any such claim is given by or on behalf of the Vendor to the Purchaser within three years from the Closing Date;

(b)

the aggregate amount of all such claims exceeds US$40,000;

provided that the Purchaser’s liability to the Vendor shall be for the entire aggregate amount of such claim and not only for amounts in excess of the said aggregate amount.

9.3

Defense of Third Party Claims

In the event of a claim (an “Indemnity Claim”) being made by a third party against a party (the “Indemnified Party”) in respect of which, subject to section 9.2 another party (the “Indemnifier”) is or may be obligated under or arising out of this Agreement to indemnify, pay damages to or otherwise compensate the Indemnified Party, the following provisions shall apply.

The Indemnified Party shall promptly give written notice to the Indemnifier of any Indemnity Claim in respect of which the Indemnified Party intends to claim for indemnification against the Indemnifier.  Such notice shall specify with reasonable particularity (to the extent that the information is available) the nature of the Indemnity Claim.  The Indemnifier shall, at its own expense, assume control of the negotiation, settlement and defense of such Indemnity Claim.  The Indemnified Party shall co-operate with the Indemnifier in respect of such Indemnity Claim and the Indemnifier shall reimburse the Indemnified Party for all the Indemnified Party’s reasonable expenses as a result of the Indemnifier’s assumption of such Indemnity Claim and arising from the Indemnified Party’s co-operation.

The Indemnified Party will have the right to participate in the negotiation, settlement and defense of such Indemnity Claim at its own expense and will have the right to disagree on reasonable grounds with the selection and retention of counsel, in which case counsel satisfactory to the Indemnifier and the Indemnified Party shall be retained by the Indemnifier.  If the Indemnifier fails to defend any Indemnity Claim within a reasonable time, the Indemnified Party will be entitled to assume control of the Indemnity Claim at the expense of the Indemnifier and the Indemnifier will be bound by the results obtained by the Indemnified Party with respect to such Indemnity Claim.

The following provisions shall also apply with respect to Indemnity Claims:

(a)

In the event that any Indemnity Claim is of a nature such that the Indemnified Party is legally bound or required by applicable law to make a payment to any person (a “Third Party”) with respect to such Indemnity Claim before the completion of settlement negotiations or related legal proceedings, including, without limitation, the posting of any security to stay any process of execution or judgment, the Indemnifier shall be obligated to make such payment or post security therefore on behalf of the Indemnified Party.  If the Indemnifier fails to do so, the Indemnified Party may make such payment or post security therefore and the Indemnifier shall, forthwith after demand by the Indemnified Party, reimburse the Indemnified Party for any such payment or cause the security to be replaced and released.  If the amount of any liability of the Indemnified Party under the Indemnity Claim in respect of which such a payment was made, as finally determined, is less than the amount which was paid by the Indemnifier to the Indemnified Party, the Indemnified Party shall, forthwith after receipt of the difference from the Third Party, pay the amount of such difference to the Indemnifier.

(b)

Except in the circumstance contemplated by subsection 9.3(a) above, and unless the Indemnifier fails to assume control of the negotiation, settlement and defense of any Indemnity Claim, the Indemnified Party shall not negotiate, settle, compromise or pay any Indemnity Claim except with the prior written consent of the Indemnifier (which consent shall not be unreasonably withheld).

(c)

The Indemnified Party shall not permit any right of appeal in respect of any Indemnity Claim to terminate without giving the Indemnifier notice thereof and an opportunity to contest such Indemnity Claim.

(d)

The Indemnified Party and the Indemnifier shall co-operate fully with each other with respect to Indemnity Claims, shall keep each other fully advised with respect thereto (including supplying copies of all relevant documentation promptly as it becomes available) and shall each designate a senior officer who will keep himself informed about and be prepared to discuss the Indemnity Claim with his or her counterpart and with counsel at all reasonable times.

(e)

Notwithstanding the above provisions of this section 9.3, the Indemnifier shall not settle any Indemnity Claim or conduct any related legal or administrative proceeding in a manner which would, in the opinion of the Indemnified Party, acting reasonably, have a material adverse impact on the Indemnified Party.

(f)

The provisions of this section 9.3 are intended to set out the procedures to be followed with respect to an Indemnity Claim and, provided the Indemnified Party follows such procedures in all material respects, nothing contained in this section 9.3 will derogate from the Indemnifier’s obligations to indemnify the Indemnified Party.

10.

Right of First Refusal

(a)

should the Vendor desire to transfer any or all of  the Consideration Shares, it shall give written notice to the Purchaser (the “Transfer Notice”) specifying the number of Common Shares that it desires to transfer (the “Offered Shares”), the price, in CDN dollars, for the Offered Shares, and the terms of payment upon which the Purchaser is prepared to transfer the Offered Shares.  The Transfer Notice shall constitute the Purchaser as the agent of the Purchaser for the sale of the Offered Shares to any other party at the price and upon the terms of payment specified in the Transfer Notice.  The Transfer Notice shall constitute an offer by the Vendor to sell the Offered Shares (the “Offer”);

(b)

the Vendor shall not be obligated to sell in the aggregate less than all of the Offered Shares pursuant to this section 10;

(c)

the Purchaser shall have fourteen (14) days in which to give written notice that to Vendor it accepts the Offer.  Upon receipt of such written notice by the Purchaser a binding contract of purchase and sale between the Offeror and the party who transmitted such notice shall be deemed to come into existence on the terms set out in the Transfer Notice, which contract will be completed in acceptance by a third party.  If Purchaser does not accept the Offer by written notice to Vendor within fourteen (14) days of receipt of the Transfer Notice, then Vendor shall have no further obligation to Purchaser with respect to the Offered Shares.

11.

Miscellaneous

11.1

Legal and Other Fees and Expenses

Unless otherwise specifically provided herein, the parties will pay their respective legal, accounting and other professional fees and expenses incurred by each of them in connection with the negotiation and settlement of this Agreement, the completion of the Transaction and other matters pertaining hereto.

11.2

Notices

All notices, requests, demands or other communications required or permitted to be given by any party to another pursuant to this Agreement shall be given in writing and delivered by personal service, pre-paid registered mail or facsimile, addressed as follows:

To the Vendor:

Hecla Mining Company
6500 N. Mineral Drive, Suite 200
Coeur d’Alene, ID
83815-9408  USA

Attention:  Lewis E. Walde, Vice President and CFO

Facsimile: 208-769-7612

with a copy to:

Hecla Mining Company
6500 N. Mineral Drive, Suite 200
Coeur d’Alene, ID
83815-9408  USA

Attention:  John N. Galbavy, General Counsel

Facsimile:  208-769-7612

To the Purchaser:

International Royalty Corporation
10 Inverness Drive East
Suite 104
Denver, Colorado  80112
U.S.A.

Attention:  Doug Silver

Facsimile:  303-799-9017

and

Attention:  George Young

Facsimile:  303-799-9017

with a copy to:

Fasken Martineau DuMoulin LLP
66 Wellington Street West
Suite 4200, Toronto Dominion Bank Tower
Box 20, Toronto-Dominion Centre
Toronto, Ontario, Canada  M5K 1N6

Attention:  Michael Bourassa

Facsimile:  416-364-7813

subject to any notice of change of address or fax number given in accordance herewith.  Any notice shall be deemed to have been given and received:

(a)

if personally delivered, then on the day of personal service to the recipient party, provided that if such date is a day other than a Business Day such notice shall be deemed to have been given and received on the first Business Day following the date of personal service;

(b)

if by pre-paid registered mail, then the first Business Day, after the expiration of five (5) days following the date of mailing; or

(c)

if sent by facsimile transmission and successfully transmitted prior to noon on a Business Day of the recipient party, then on that Business Day, and if successfully transmitted after noon on a Business Day of a recipient party then on the first Business Day following the date of transmission.

11.3

Further Assurances

Each of the parties shall execute and deliver such further documents and do such further acts and things as may be reasonably required from time to time, either before, on or after the Closing Date, to carry out the full intent and meaning of this Agreement and to assure to the Purchaser good and valid title to the Royalties, free and clear of all Encumbrances save the Pre-emptive Rights.

11.4

Time of the Essence

Time shall be of the essence of this Agreement.

11.5

Brokers’ Fees

Each of the parties acknowledges and agrees that it is not aware of any current or possible future claim for brokerage, agency, finder’s fee or commission in connection with the transactions contemplated by this Agreement and that if any such claim should arise through, or under, or by virtue of any action taken by, any party, such party shall indemnify and hold harmless the others in respect thereof.

11.6

Entire Agreement

This Agreement constitutes the entire agreement between the Vendor and the Purchaser pertaining to the Transaction and supersedes all prior agreements, undertakings, negotiations and discussions, whether oral or written, of the Vendor and the Purchaser, including the letter agreement between the parties dated October 29, 2004, and there are no warranties, representations, covenants, obligations or agreements between the Vendor (or any Affiliate thereof) and the Purchaser except as set forth in this Agreement.

11.7

Confidentiality, Public Disclosure

Subject to the requirements of the Royalty Agreements:

(a)

This Agreement and the contents hereof, and any instruments or agreements in implementation of this Agreement, shall be maintained in confidence by the parties and not disclosed to any other person (except as may be required by applicable Law and then upon notice by the disclosing party to the other party) without the prior written approval of the other party, which shall not be unreasonably withheld.

(b)

The content of any public disclosure or press release respecting this Agreement or the Transaction shall be approved by both parties hereto prior to the making of such public disclosure or press release, which approval shall not be unreasonably withheld by the party not subject to such disclosure requirements, provided that this section 11.7 is subject always to all disclosure obligations of the Purchaser and the Vendor under applicable securities laws.

11.8

Assignment

Prior to completion of the Initial Public Offering, this Agreement shall not be assigned by either party hereto without the written consent of the other party first obtained, such consent not to be unreasonably withheld.  The Vendor hereby confirms his consent to the transfer of this Agreement by the Purchaser to an Affiliate of the Purchaser so long as the Purchaser remains fully obligated to the Vendor under the terms of this Agreement notwithstanding such transfer.

11.9

Invalidity

Each of the provisions contained in this Agreement is distinct and severable and a determination of illegality, invalidity or unenforceability of any such provision or part hereof by a court of competent jurisdiction shall not affect the validity or enforceability of any other provision hereof, unless as a result of such determination this Agreement would fail in its essential purposes.

11.10

Waiver and Amendment

Except as expressly provided in this Agreement, no amendment or waiver of it will be binding unless made in writing by the party to be bound by such amendment or waiver.  No waiver of any provision, or any portion of any provision, of this Agreement will constitute a waiver of any other part of the provision or any other provision of this Agreement nor a continuing waiver unless otherwise expressly provided.

11.11

Surviving Provisions on Termination

Notwithstanding any other provisions of this Agreement, if this Agreement is terminated, the provisions of subsections 5.2, 5.3, 5.4, 5.8(b), 11.1, 11.5 and 11.7 shall survive such termination and remain in full force and effect.

11.12

Counterparts

This Agreement may be signed in counterparts and by facsimile counterparts and each such counterpart will constitute an original document and such counterparts, taken together, will constitute one and the same instrument.

11.13

Enurement

This Agreement will enure to the benefit of and will be binding upon the parties and their respective successors and permitted assigns.

IN WITNESS WHEREOF the parties have executed this Agreement as of the day and year first above written.

Address for delivery of Consideration Share Certificate	) ) ) )
	) )	Hecla Mining Company, by its authorized signatory:
) )

Address for delivery of Consideration Share Certificate	) ) ) )
	) )	Hecla Mining Company of Canada Ltd., by its authorized signatory:
) )

International Royalty Corporation by its authorized signatory:

SCHEDULE A

Royalty Agreements

Property	Agreement
Alto Dorado

Option to Purchase and Royalty Agreement dated June 1, 2002, as amended, between Minera Hecla del Peru, S.A., and Candente Resources Corp.

Transfer of Rights Agreement dated July 10, 2003, between Compañia Minera Oro Candente, S.A., and Minera Hecla del Peru, S.A.

Ambrosia Lake

Assignment of Overriding Royalty Interest dated May 18, 1957, as thereafter amended, a 2/3 of 3% (2%) overriding royalty interest from the production of uranium and uranium bearing solutions from Sections 29, 33 and 35, Township 14 North, Range 9 West.  The overriding royalty interest also applies to 100% of the South ½ of Section 27 and a 50% interest in the North ½ of Section 27; and to 20% of an undivided ½ interest in part of the North ½ of Section 31.

Apex

September 20, 1996 Royalty Deed and Assignment among Hecla Mining Company (“Hecla”) and Cominco American Incorporated and Penarroya Utah, Inc. granting Hecla a 3% Net Smelter Returns royalty, capped at US$1,000,000 in respect of the properties subject to the Deed.

Clear

January 29, 1998 Quitclaim Deed with Reserved Royalty granted by Nevada Mine Properties, Inc., (“NMP”) to Minefinders (USA) Inc. (“Minefinders”) reserving to NMP a 3% Net Smelter Royalty for gold and silver in respect of the properties subject to the Deed

Dottie	July 29, 1998 Quitclaim Deed with Reserved Royalty granted by NMP to Minefinders, reserving to NMP a 3% Net Smelter Royalty for gold and silver in respect of the properties subject to the Deed.
Gutsy	January 31, 1996 Quitclaim Deed with Reserved Royalty granted by NMP to Minefinders, reserving to NMP a 3% Net Smelter Royalty for precious metals.

Liard/Schaft Creek

December 7, 1978 Assignment and Assumption Agreement among Hecla Operating Company (“Hecla Operating”) Teck Corporation and Liard Copper Mines Ltd. (N.P.L.) wherein Hecla Operating was granted a 5% net proceeds interest and a 3-1/2% overriding fully carried net proceeds interest, both in respect of the properties subject to the Agreement.

Longton/Triple	Letter of Octagon Resources, Inc. to Hecla confirming that Geodome Petroleum Company holds a 0.0625% royalty interest in a well in Lincoln County, Oklahoma.
Oro Blanco	January 29, 1998 Quitclaim Deed with reserved Royalty granted by Hecla to Minefinders reserving to Hecla a 3% Net Smelter Royalty on gold and silver in respect to the properties subject to the Deed.
Soledad Mountain

September 24, 1992 Royalty Deed granted by Golden Queen Mining Company, Inc. to CoCa Mines Inc. (“CoCa”) granting CoCa a sliding 2% to 5% Net Smelter Returns Royalty, capped at $300,000 plus simple interest at Chase Manhattan Bank prime rate, in respect of the properties subject to the Deed.

Trenton Canyon

August 1, 1994 Agreement (the “NMP-WX Agreement”) between Nevada Mine Properties, Inc. (“NMP”), Priority Minerals Limited (“PML”) and WFD Limited (“WFD”), [PML and WFD are collectively referred to as WX Syndicate] a copy of which is attached hereto.

December 29, 1994 Ratification and Assumption Agreement between Santa Fe Pacific Gold Corporation, WX Syndicate and NMP, a copy of which is attached hereto.

Wheeler 7 U1

October 2, 2001 Division Order from Red Willow Production Company to Hecla confirming a .00015672 interest in production or proceeds.  Red Willow is responsible for 10% of the royalty payment, while ChevronTexaco is responsible for 90% of the royalty payment.

Yellowknife Lithium

January 22, 1996 Net Profit Royalty Agreement granted by EREX International Ltd. granting Equinox Resources (Canada) Inc. a 2% Net Profits Royalty in respect of the properties subject to the Agreement.

SCHEDULE B

Pre-emptive Rights

Property	Description

Alto Dorado

Pursuant to the documents granting Minera Hecla Del Peru S. A. a 2.5% Net Smelter Royalty, the grantor, Cia Minera Oro Candente S. A. reserved the right to purchase 60% of such royalty (i.e. 1.5%) for US$1,500,000.

SCHEDULE C

Royalty Assignment Agreement

his Agreement is made as of the ____________ day of _____________________, 2005.

AMONG:

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(the “Assignor”)

AND:

INTERNATIONAL ROYALTY CORPORATION

(the “Assignee”)

AND:

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(the “Owner”)

WHEREAS:

A.

The Owner holds the interest as described in Schedule 1 (the “Property”).

B.

By instrument more particularly described in Schedule 2 (the “Royalty Agreement”) the royalty described in Schedule 3 (the “Royalty”) was granted to the Assignor by the Owner or a predecessor in interest to the Owner.

C.

Assignor and Assignee entered into a Royalty Purchase Agreement dated February ___, 2005, and the definitions therein are incorporated into this Royalty Assignment Agreement.

D.

The Assignor has agreed to assign to the Assignee the interest described in Schedule 4 in both the Royalty and the Royalty Agreement (collectively the “Assigned Royalty”).

E.

This Agreement is being entered into so as to confirm the respective relationship of the parties in respect to the Royalty.

NOW THEREFORE this Agreement witnesseth that in consideration of the mutual covenants and agreements the parties agree as follows:

1.

The Assignor and the Owner confirm that:

(a)

other than the Royalty Agreement, there is no other agreement or understanding, written or oral, between them pertaining to the Royalty;

(b)

the Royalty is valid, enforceable, in good standing and unamended;

(c)

neither the Assignor nor the Owner have any claims against or disputes with the other in respect to the Royalty; and

(d)

there have been no prepayments or overpayments of the Royalty save as detailed in Schedule 5.

2.

The Assignor hereby assigns the entire right, title and interest of the Assignor in the Assigned Royalty to the Assignee (the “Assignment”) effective February 22, 2005 (the “Effective Date”), with the intent that the Assignee shall assume and be entitled to all rights, benefits, payments  and privileges with respect to the Assigned Royalty at all times on and after the Effective Date.

3.

The Assignee hereby assumes and agrees to perform all obligations of the Assignor under the Royalty Agreement in respect to the Assigned Royalty.

4.

The Owner acknowledges the Assignment and in the event the Owner does not execute this Agreement then the Assignor shall cause a copy of this Agreement to be given to the Owner (pursuant to the notice provisions of the Royalty Agreement, if applicable) and shall provide the Assignee with satisfactory evidence of same.

5.

For clarity and certainty, the Owner and the Assignee agree that the provision set out in Schedule 6 apply to the Assigned Royalty and confirm that where applicable the Assigned Royalty shall be deemed amended in such respect.

6.

In the event that notice of the Royalty has not been filed by the Assignor in the respective government registry which accepts such filings, then the Assignor will cause such notice to be filed concurrently with the filing of a notice pertaining to the within assignment of the Assigned Royalty by the Assignor to the Assignee.

7.

The Assignor and Assignee acknowledge that this Agreement is effective as between them not withstanding it may not have been executed by the Owner.

8.

In the event it is necessary for the Owner to execute this Agreement or any other document so as to perfect the assignment of the Assigned Royalty, then until such takes place, the Assignor shall hold the Assigned Royalty in trust as bare trustee for the Assignee as beneficial owner and in that regard:

(a)

any payment pertaining to the Assigned Royalty received by the Assignor from the Owner shall be delivered forthwith to the Assignee; and

(b)

any legal action required to enforce the existence of or entitlement to the Assigned Royalty shall be taken by the Assignor, on behalf of the Assignee, on the condition that the Assignee shall cover all costs, including legal costs, in connection therewith.

9.

The Assignor hereby grants the Assignee the right to give notice, to the Owner under the Royalty Agreement and in the name of the Assignor, of the assignment to the Assignee of the Assigned Royalty.

10.

This Agreement is subject to and limited by:  (1) the Royalty Agreements; and, (2) applicable Laws now in effect and which become effective after the date hereof.

11.

This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective heirs, successors and permitted assigns.

12.

This Agreement may be signed by the parties in counterparts and by facsimile counterparts, as may be deemed necessary, each of which so signed shall be deemed to be an original, and all such counterparts together shall constitute one and the same instrument.

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be executed as of the date and year first above written.

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Per:
Authorized Signatory

INTERNATIONAL ROYALTY CORPORATION
Per:
Authorized Signatory

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Per:
Authorized Signatory

Attachments to Schedule C:

Schedule 1 - Properties

Schedule 2 – Royalty Agreement

Schedule 3 - Royalty

Schedule 4 - Assigned Interest

Schedule 5 - Prepayments/Overpayments

Schedule 6 - Agreements Between the Owner and Assignee in Respect to the Assigned Royalty

SCHEDULE D

Direction

TO:

CIBC MELLON TRUST COMPANY (the “Transfer Agent”)

RE:

INITIAL PUBLIC OFFERING OF 34,883,721 COMMON SHARES BY INTERNATIONAL ROYALTY CORPORATION (the “Company”)

RE:

ACQUISITION BY THE COMPANY OF HECLA ROYALTIES

The undersigned hereby directs the Transfer Agent to:

(a)

accept delivery, from the Company, on behalf of each of the Shareholders listed below, of a share certificate issued in the name of the respective shareholder representing the number of Common Shares of the Company as respectively indicated below;

(b)

on delivery of such respective share certificate, to execute and deliver to the Company a receipt on behalf the respective shareholder confirming delivery of such respective share certificate; and

(c)

forward the respective share certificate by First Class Mail under Transfer Agent’s Mail Insurance Policy to the respective undersigned at the respective address indicated below,

and this shall be your good and sufficient authority for so doing.

NAME OF SHAREHOLDER	ADDRESS	NUMBER OF COMMON SHARES
Hecla Mining Company	6500 N. Mineral Drive, Suite 200 Coeur d’Alene, ID 83815-9408 USA	144,151
Hecla Mining Company of Canada Ltd.	C/O James G. Matthews , Esq. Aird & Berlis LLP Suite 1800, 181 Bay Street Toronto, Ontario M5J 2T9	14,415

Dated as of February 22, 2005.

HECLA MINING COMPANY		HECLA MINING COMPANY OF CANADA LTD.
Per:		Per:
	Authorized Signatory		Authorized Signatory